Mail Stop 4561

      July 8, 2005

Steven B. Solomon
Citadel Security Software Inc.
Two Lincoln Center, Suite 1600
5420 LBJ Freeway
Dallas, Texas 75240

	Re:	Citadel Security Software Inc.
		Registration Statement on Form S-3
		Filed June 8, 2005
		File No. 333-125651

		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 0-33491

Dear Mr. Solomon:

	We have limited our review of your filings to those issues we have addressed in our comments. Please respond to the comment on your Form 10-KSB within 10 business days. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note that you have a pending confidential treatment request (control no. 16136). Please be advised that we are processing such request and may have comments that will need to be cleared prior to requesting the acceleration of effectiveness of this registration statement. Our comments, if any, will be sent shortly, under separate cover.

Form S-3

Selling Stockholders, page 27

2. Please revise your selling stockholders table to conform to the requirements of Item 507 of Regulation S-K. In this regard, we note that while Item 507 requires information only with respect to the amount of securities of the class owned before the offering, the amount of shares being offered and the amount and percentage to be owned after the offering, your table also includes additional columns regarding preferred stock and warrants. As this additional information may be confusing to investors, you should revise to clarify the information required by Item 507.

3. Additionally, revise to ensure that the amounts of shares listed in your shares to be offered column add up to the total amount of shares being offered under the registration statement and correspond with the disclosure you have provided in the footnotes to the selling stockholders table. As currently drafted, the amounts of shares listed in this column add up to 11,678,576 shares, instead of the 7,460,512 shares listed on the cover page of the prospectus. Additionally, your footnote 4 indicates that Satellite Strategic Finance Associates, LLC is offering only approximately 3.1 million shares, while your table indicates that it is offering 7,322,580 shares. Revise accordingly.

4. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by CEOCast. See Interpretation I.60 of the July
1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March
1999 supplement to the CF telephone interpretation manual.

Relationships with Selling Stockholders, page 28

5. In your description of the Series A Preferred Stock, please clarify that the common stock underlying these shares is not being registered in this offering.

6. In your description of the Series B Preferred Stock, please clarify that only the 4,516,129 shares of common stock underlying the
7000 shares of Series B Preferred stock and 1,806,452 shares of common stock underlying the warrants issued in the first closing on
May 9, 2005 are being registered in this offering. Clarify that the common shares underlying the Series B Preferred Stock and warrants issued in the second closing will be registered in a subsequent registration statement.

7. Revise to describe the material terms of your agreement with CEOCast, including the term of the consulting agreement, the fees payable to CEOCast and the value of the shares issued to CEOCast as part of the consulting agreement. Additionally, please confirm that
CEOCast is not a registered broker-dealer or an affiliate of a registered broker-dealer or advise.

Incorporation of Certain Documents by Reference, page 34

8. Revise to incorporate by reference the current reports on Form
8-K
filed March 4, May 10, June 24, and July 1, 2005. Additionally, ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness of the registration statement. See Interp. H.69 of the July 1997 CF Telephone Interpretations Manual.

Indemnification of Directors and Officers, page 36

9. Revise to move your disclosure on the Commission`s position on indemnification for Securities Act liabilities from Part II of the registration statement to the prospectus. See Item 510 of Regulation
S-K.

Exhibit 5.1

10. We note that the opinion of counsel refers to 7,440,712 shares of common stock rather than to the entire 7,460,512 shares of common stock being registered in this offering. Please revise to opine on all shares being registered or advise.

11. We further note that only 110,000 shares of common stock are currently outstanding, with the remaining shares issuable upon conversion of the 7000 shares of Series B Preferred Stock or the exercise of warrants. Revise the opinion to state whether the common shares issuable upon conversion of the Series B shares or exercise of the warrants will be duly and validly authorized and issued and fully paid and nonassessable.

12. Finally, please confirm that you concur with our understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.



Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures, page 50

13. You state that your principal executive and principal financial officers concluded your disclosure controls and procedures were effective as of December 31, 2004 to provide reasonable assurance that material information relating to the company is made known to management. However, Item 307 of Regulation S-B requires that your principal executive and principal financial officers evaluate the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive and principal financial officers were narrower than the disclosure controls and procedures defined by Rule 13a-15(e). Please confirm, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, and that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202)
551-
3454.  If you require further assistance, you may call me at (202)
551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile at (972) 701-0302
	David A Wood, Esq.
	Wood & Sartain, LLP
	Telephone: (972) 458-0300
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Steven B. Solomon
Citadel Security Software Inc.
July 8, 2005
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